UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Amendment No. 2

Information To Be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Verra Mobility Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

382867109

(CUSIP Number)

Gores Sponsor II, LLC

9800 Wilshire Blvd.

Los Angeles, CA 90212

310-209-3010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 382867109	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Gores Sponsor II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 0 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

CUSIP No. 382867109	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS AEG Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 6,331,022 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 6,331,022 (1) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,331,022 (1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Represents (a) the 3,361,273 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of Verra Mobility Corporation (formerly known as Gores Holdings II, Inc., the “Issuer”) owned directly by AEG Holdings, LLC (“AEG”), and (b) 2,969,749 shares of Class A Common Stock issuable upon exercise of 2,969,749 warrants to purchase shares of Class A Common Stock issuable upon exercise on a one-for-one basis at an exercise price of $11.50 per share (“Warrants”) owned directly by AEG. AEG is the managing member of Sponsor and, accordingly, may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly thereby.

CUSIP No. 382867109	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS Alec Gores
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (1) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 6,765,805 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 6,765,805 (1) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,765,805 (1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON IN

(1)

Represents (a) the 3,361,273 shares of Class A Common Stock owned directly by AEG, (b) 2,969,749 shares of Class A Common Stock issuable upon exercise of 2,969,749 Warrants owned directly by AEG, (c) 108,696 shares of Class A Common Stock owned by a trust for the benefit of Mr. Gores’s daughter for which Mr. Gores serves as a trustee and (d) 326,087 shares of Class A Common Stock owned by a trust for the benefit of Mr. Gores’s son who is a member of his household. Alec Gores is the managing member of AEG and, accordingly, may be deemed to have beneficial ownership of the shares of Class A Common Stock or underlying Warrants owned directly thereby and the shares of Class A Common Stock owned by Sponsor, as well as the shares of Class A Common Stock owned directly or by trusts for the benefit of his daughters.

Page 5 of 7 Pages

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) amends the Schedule 13D originally filed on October 26, 2018 (the “Schedule 13D”) jointly by Gores Sponsor II, LLC (“Sponsor”), AEG Holdings, LLC (“AEG”) and Alec Gores (“Alec Gores”), each of whom may be referred to herein as a “Reporting Person” and collectively as the “Reporting Persons,” with respect to the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of Verra Mobility Corporation (formerly known as Gores Holdings II, Inc., the “Issuer”), as amended by Amendment No. 1 filed on November 21, 2018. Capitalized terms used herein but not defined herein shall have the meaning attributed to them in the Schedule 13D.

Page 6 of 7 Pages

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented as follows:

On April 17, 2019, Sponsor made a distribution of 4,144,577 shares of Class A Common Stock to its members, including the distribution of 2,140,818 shares of Class A Common Stock to AEG.

Item 5.	Interest in Securities of the Issuer

Items 5(a)-(c) are hereby amended and supplemented as follows:

(a)-(b)

The following sets forth, as of the date of this Amendment No. 2, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 156,056,642 shares of Class A Common Stock outstanding as of March 13, 2019, as reported in the Annual Report on Form 10-K, filed with the SEC on March 18, 2019 by the Issuer. The shares of Class A Common Stock held by AEG and Alec Gores includes 2,969,749 shares of Class A Common Stock issuable upon exercise of 2,969,749 Warrants held of record by AEG.

Reporting Person	Number of Shares Beneficially Owned	Percentage Beneficially Owned	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Gores Sponsor II, LLC	0	0%	0	0	0	0
AEG Holdings II, LLC	6,331,022	4.0%	0	6,331,022	0	6,331,022
Alec Gores	6,765,805	4.3%	0	6,765,805	0	6,765,805

(c) Except as described in Item 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Class A Common Stock.

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2019

GORES SPONSOR II, LLC

By:	/s/ Alec Gores
Name: Alec Gores
Title: President

AEG HOLDINGS, LLC

By:	/s/ Alec Gores
Name: Alec Gores
Title: Managing Member

ALEC GORES

/s/ Alec Gores